Exhibit 99.73

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Just Energy Income Fund (“Just Energy” or the “Fund”)

Suite 2630, First Canadian Place, 100 King Street West

Toronto, Ontario M5X 1E1

2.	Date of Material Change:

May 7, 2010

3.	News Release:

Press releases disclosing in detail the material summarized in this material change report were disseminated through the facilities of a recognized newswire service on May 7, 2010.

4.	Summary of Material Change:

On May 7, 2010, Just Energy announced the successful completion of its previously announced acquisition (the “Acquisition”) of Hudson Parent Holdings, LLC and Hudson Energy Corp. (collectively, “Hudson”).

5.	Full Description of Material Change:

On May 7, 2010, Just Energy announced the successful completion of the Acquisition of Hudson. Hudson is a privately held energy marketing company operating in New York, New Jersey, Illinois and Texas, primarily focused on the small to mid-size commercial customer market. The consideration for the Acquisition was approximately U.S.$304.2 million, subject to customary working capital and certain other adjustments. The Acquisition was effective May 1, 2010 and Just Energy hedged the U.S. dollar purchase price into Canadian dollars at approximately par at the time of the agreement.

Additional information concerning Just Energy is available on SEDAR at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The name and business telephone number of an executive officer of Just Energy Corp., the administrator of Just Energy, who is knowledgeable about the material changes and this report is Ms. Beth Summers, Chief Financial Officer, telephone (905) 795-4206.

9.	Date of Report:

May 14, 2010

2